

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2018

Donald R. Riley
President and Chief Executive Officer
NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, TX 77064

      Re: NCI Building Systems, Inc.
          Preliminary Merger Proxy Statement on Schedule 14A
          Filed August 9, 2018
          File No. 001-14315

Dear Mr. Riley:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing and
                    Construction